------------------------------
                                                           OMB APPROVAL

                                                       OMB Number: 3235-0145
                                                    Expires: February 28, 2009
                                                     Estimated average burden
                                                    hours per response    10.4
                                                  ------------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. __)*



                           ANADYS PHARMACEUTICALS INC
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    03252Q408
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                FEBRUARY 5, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]   Rule 13d-1(b)

[X]   Rule 13d-1(c)

[ ]   Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

------------------------                                     ------------------
CUSIP No.  03252Q408                    13G                  Page 2 of 9 Pages
------------------------                                     ------------------


  1.    NAMES OF REPORTING PERSONS

        Great Point Partners, LLC

        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

        37-1475292

  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a)   [ ]

        (b)   [ ]

--------------------------------------------------------------------------------
  3.    SEC USE ONLY


--------------------------------------------------------------------------------
  4.    CITIZENSHIP OR PLACE OF ORGANIZATION

        USA

  NUMBER OF SHARES   5.  SOLE VOTING POWER

 BENEFICIALLY OWNED                                 0

 BY EACH REPORTING   6.  SHARED VOTING POWER

    PERSON WITH                                 1,445,996

                     7.  SOLE DISPOSITIVE POWER

                                                    0

                     8.  SHARED DISPOSITIVE POWER

                                                1,445,996

  9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,445,996

  10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
        (See Instructions)                                                 [ ]


  11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              5.05%

  12.   TYPE OF REPORTING PERSON (See Instructions)

              OO

------------------------                                     ------------------
CUSIP No.  03252Q408                    13G                  Page 3 of 9 Pages
------------------------                                     ------------------


  1.    NAMES OF REPORTING PERSONS

        Dr. Jeffrey R. Jay, M.D.

        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):


  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a)   [ ]

        (b)   [ ]

--------------------------------------------------------------------------------
  3.    SEC USE ONLY

--------------------------------------------------------------------------------
  4.    CITIZENSHIP OR PLACE OF ORGANIZATION

        USA

  NUMBER OF SHARES   5.  SOLE VOTING POWER

 BENEFICIALLY OWNED                                 0

 BY EACH REPORTING   6.  SHARED VOTING POWER

    PERSON WITH                                 1,445,996

                     7.  SOLE DISPOSITIVE POWER

                                                    0

                     8.  SHARED DISPOSITIVE POWER

                                                1,445,996

  9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,445,996

  10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
        (See Instructions)                                                 [ ]


  11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              5.05%

  12.   TYPE OF REPORTING PERSON (See Instructions)

              IN

------------------------                                     ------------------
CUSIP No.  03252Q408                    13G                  Page 4 of 9 Pages
------------------------                                     ------------------


  1.    NAMES OF REPORTING PERSONS

        Mr. David Kroin

        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):


  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a) [ ]

        (b) [ ]

--------------------------------------------------------------------------------
  3.    SEC USE ONLY


--------------------------------------------------------------------------------
  4.    CITIZENSHIP OR PLACE OF ORGANIZATION

        USA

  NUMBER OF SHARES   5.  SOLE VOTING POWER

 BENEFICIALLY OWNED                                 0

 BY EACH REPORTING   6.  SHARED VOTING POWER

    PERSON WITH                                 1,445,996

                     7.  SOLE DISPOSITIVE POWER

                                                    0

                     8.  SHARED DISPOSITIVE POWER

                                                1,445,996

  9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,445,996

  10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
        (See Instructions)                                                 [ ]


  11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              5.05%

  12.   TYPE OF REPORTING PERSON (See Instructions)

              IN

------------------------                                     ------------------
CUSIP No.  03252Q408                    13G                  Page 5 of 9 Pages
------------------------                                     ------------------


  ITEM 1.

             (a)    Name of Issuer

                    Anadys Pharmaceuticals Inc

             (b)    Address of Issuer's Principal Executive Offices

                    3115 Merryfield Row, San Diego, CA 92121

  ITEM 2.

             (a)   Name of Person Filing

                        Great Point Partners, LLC
                        Dr. Jeffrey R. Jay, M.D.
                        Mr. David Kroin

             The Reporting Persons have entered into a Joint Filing Agreement, dated February 15, 2008, a copy of which is filed with this
             Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

             (b)   Address of Principal Business Office, or if none, Residence

                   The address of the principal business office of each of the
             Reporting Persons is

                       165 Mason Street, 3rd Floor
                       Greenwich, CT 06830

             (c)   Citizenship

             Great Point Partners, LLC is a limited liability company organized under the laws of the State of Delaware. Dr. Jeffrey R. Jay, M.D. is a citizen of the United States. Mr. David Kroin is a citizen of the United States.

             (d)   Title of Class of Securities

                   Common Stock

             (e)   CUSIP Number

                   03252Q408

  ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13D-1(b) OR 240.13D.2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                   Not Applicable.

             (a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)

             (b) [ ]  Bank as defined in Section 3(a)(6) of the Act (15 U.S.C.
                      78c).

             (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15. U.S.C. 78c).

             (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

             (e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E).

------------------------                                     ------------------
CUSIP No.  03252Q408                    13G                  Page 6 of 9 Pages
------------------------                                     ------------------


             (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F).

             (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G).

             (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

             (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

             (j) [ ]  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).


  ITEM 4.    OWNERSHIP

             Biomedical Value Fund, L.P. ("BMVF") is the direct beneficial owner of the 780,839 shares of Common Stock of the Issuer (the "BMVF Shares"). Great Point Partners, LLC ("Great Point") is the investment manager of BMVF, and by virtue of such status may be deemed to be the beneficial owner of the BMVF Shares. Each of Dr. Jeffrey R. Jay, M.D. ("Dr. Jay"), as senior managing member of Great Point, and Mr. David Kroin ("Mr. Kroin"), as special managing member of Great Point, has voting and investment power with respect to the BMVF Shares, and therefore may be deemed to be the beneficial owner of the BMVF Shares.

             Biomedical Offshore Value Fund, Ltd. ("BOVF") is the direct beneficial owner of 665,157 shares of Common Stock of the Issuer (the "BOVF Shares"). Great Point is the investment manager of BOVF, and by virtue of such status may be deemed to be the beneficial owner of the BOVF Shares. Each of Dr. Jay, as senior managing member of Great Point, and Mr. Kroin, as special managing member of Great Point, has voting and investment power with respect to the BOVF Shares, and therefore may be deemed to be the beneficial owner of the BOVF Shares.

             Notwithstanding the above, Great Point, Dr. Jay and Mr. Kroin disclaim beneficial ownership of the BMVF Shares and the BOVF Shares, except to the extent of their respective pecuniary interests.


             Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                   1.     GREAT POINT PARTNERS, LLC

                   (a)    Amount beneficially owned: 1,445,996

                   (b)    Percent of class: 5.05%

                   (c)    Number of shares as to which the person has:

                          (i)    Sole power to vote or to direct the vote: - 0 -

                          (ii)   Shared  power to vote or to direct  the vote:
                                 1,445,996

                          (iii) Sole power to dispose or to direct the disposition of: - 0 -.

                          (iv) Shared power to dispose or to direct the disposition of: 1,445,996

                   2.     DR. JEFFREY R. JAY, M.D.

                   (a)    Amount beneficially owned: 1,445,996

------------------------                                     ------------------
CUSIP No.  03252Q408                    13G                  Page 7 of 9 Pages
------------------------                                     ------------------


                   (b)    Percent of class: 5.05%

                   (c)    Number of shares as to which the person has:

                          (i)    Sole power to vote or to direct the vote: 0.

                          (ii)   Shared  power to vote or to direct  the vote:
                                 1,445,996

                          (iii) Sole power to dispose or to direct the disposition of: 0.

                          (iv) Shared power to dispose or to direct the disposition of: 1,445,996

                   3.     MR. DAVID KROIN

                   (a)    Amount beneficially owned: 1,445,996

                   (b)    Percent of class: 5.05%

                   (c)    Number of shares as to which the person has:

                          (i)    Sole power to vote or to direct the vote: 0.

                          (ii)   Shared  power to vote or to direct  the vote:
                                 1,445,996

                          (iii) Sole power to dispose or to direct the disposition of: 0.

                          (iv) Shared power to dispose or to direct the disposition of: 1,445,996


ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

            Not Applicable.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

            See Item 4.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

            Not Applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

            Not Applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP

            Not Applicable.

ITEM 10.    CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.

------------------------                                     ------------------
CUSIP No.  03252Q408                    13G                  Page 8 of 9 Pages
------------------------                                     ------------------


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 15, 2008


                                    GREAT POINT PARTNERS, LLC

                                    By:  /s/ Dr. Jeffrey R. Jay, M.D.
                                         -------------------------------------
                                         Dr. Jeffrey R. Jay, M.D.,
                                          as senior managing member


                                    /s/ Dr. Jeffrey R. Jay, M.D.
                                    ------------------------------------------
                                    DR. JEFFREY R. JAY, M.D.


                                    /s/ Mr. David Kroin
                                    ------------------------------------------
                                    Mr. David Kroin

                                                                       Exhibit A
                                                                       ---------


              AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G


The undersigned hereby agree as follows:

       (i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

       (ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  February 15, 2008

                                    GREAT POINT PARTNERS, LLC

                                    By:  /s/ Dr. Jeffrey R. JaY, M.D.
                                         -------------------------------------
                                         Dr. Jeffrey R. Jay, M.D.,
                                          as senior managing member


                                    /s/ Dr. Jeffrey R. Jay, M.D.
                                    ------------------------------------------
                                    DR. JEFFREY R. JAY, M.D.


                                    /s/ Mr. David Kroin
                                    ------------------------------------------
                                    Mr. David Kroin